UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

PARAGON OFFSHORE PLC
 (Name of Applicant)

3151 Briarpark Drive Suite 700,
Houston, Texas 77042
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Contingent Payment Securities	Zero principal amount, contingent payments of up to $45 million

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Joint Chapter 11 Plan of Paragon Offshore plc and its Affiliated Debtors.

Name and registered address of agent for service:	With a copy to:

Todd D. Strickler Paragon Offshore plc 3151 Briarpark Drive Suite 700, Houston, Texas 77042 (832) 783-4000	Todd Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicant (as defined herein) hereby amend this Application on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”) may determine upon the written request of the Applicant.

GENERAL

1.  General Information.

Paragon Offshore plc (the “Applicant”) is a public limited company registered under the Companies Act 2006 of England and Wales.

2.  Securities Act Exemption Applicable.

The Applicant’s Securities, to be issued under the indenture to be qualified hereby (the “Indenture”) will be offered to holders of the Applicant’s 6.75% Senior Notes due 2022 and 7.25% Senior Notes due 2024 (collectively, the “Claim Holders”), pursuant to the terms of the Joint Chapter 11 Plan of Paragon Offshore plc and its Affiliated Debtors (the “Plan”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”). The Securities are being offered in exchange for all outstanding claims of the Claim Holders, as described in the Disclosure Statement, dated April 19, 2016, which is set forth as Exhibit T3E.1.

The issuance of the Securities is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code.  Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against, or an interest in, the debtor or such affiliate; and (iii) the securities must be issued in exchange for the recipient’s claim against or interest in the debtor or such affiliate, or principally in such exchange and partly for cash or property.  The Applicant believes that the issuance of the Securities to the holders of the indebtedness held by the Claim Holders will satisfy the aforementioned requirements. See “Article VI.  Distributions — 6.14 Exemption From Securities Laws” of the Plan

AFFILIATIONS

3.  Affiliates.

The following is a list of affiliates of the Applicant as of the date of this Application. It is expected that each of the entities listed below will be an affiliate of the Applicant as of the Effective Date as a result of the Plan.

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Paragon International Finance Company	Cayman Islands	Paragon Offshore Finance Company	100%
Paragon Offshore Finance Company	Cayman Islands	Paragon Offshore plc	100%
Paragon Offshore Leasing (Switzerland) GmbH	Switzerland	Paragon Offshore Leasing (Luxembourg) S.à r.l.	100%
Paragon Offshore Contracting GmbH	Switzerland	Paragon Holding NCS 2 S.à r.l.	100%
Paragon Holding NCS 2 S.à r.l.	Luxembourg	Paragon Holding SCS 2 Ltd.	100%
Paragon Offshore (Luxembourg) S.à r.l.	Luxembourg	Paragon Holding SCS 1 Ltd.	100%
Paragon Offshore Leasing (Luxembourg) S.à r.l.	Luxembourg	Paragon Holding SCS 1 Ltd.	100%

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Paragon Offshore International Ltd.	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Duchess Ltd.	Cayman Islands	Paragon FDR Holdings Ltd.	100%
Paragon (Middle East) Limited	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Asset Company Ltd.	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Asset (ME) Ltd.	Cayman Islands	Paragon Asset Company Ltd.	100%
Paragon Holding SCS 1 Ltd.	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Holding SCS 2 Ltd.	Cayman Islands	Paragon International Finance Company	100%
Paragon FDR Holdings Ltd.	Cayman Islands	Paragon Offshore Finance Company	100%
Paragon Offshore (North Sea) Ltd.	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Asset (UK) Ltd.	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Offshore Holdings US Inc.	Delaware	Paragon Offshore plc	100%
Paragon Drilling Services 7 LLC	Delaware	Paragon Holding SCS 1 Ltd.	100%
Paragon Offshore Drilling LLC	Delaware	Paragon Offshore Holdings US Inc.	100%
Paragon Leonard Jones LLC	Delaware	Paragon Holding SCS 2 Ltd.	100%
Paragon Offshore do Brasil Ltda.	Brazil	Paragon Holding SCS 2 Ltd. Paragon Asset Company Ltd.	99% 1%
Paragon Offshore (Nederland) B.V.	Netherlands	Paragon Holding NCS 2 S.à r.l.	100%
PGN Offshore Drilling (Malaysia) Sdn. Bhd	Malaysia	Paragon Duchess Ltd.	100%
Paragon Offshore (Labuan) Pte. Ltd.	Malaysia	Paragon Duchess Ltd.	100%
Paragon Drilling Nigeria Limited	Nigeria	Paragon Holding SCS 2 Ltd. Paragon Operating (ME) Ltd.	99.5% 0.5%
Paragon Operating (ME) Ltd.	Cayman Islands	Paragon Asset (ME) Ltd.	100%
Paragon Offshore Enterprises Ltd.	Cayman Islands	Paragon Holding SCS 2 Ltd.	100%
Paragon Drilling Ven, C.A.	Venezuela	Paragon Offshore International Ltd.	100%
Paragon Offshore Ven C.A.	Venezuela	Paragon Offshore International Ltd.	100%
Arktik Drilling Limited, Inc.	Bahamas	Paragon Asset Company Ltd.	82%

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Paragon Offshore (Land Support) Limited	Scotland	Paragon Asset Company Ltd.	100%
Paragon Offshore Management S. de R.L. de C.V.	Mexico	Paragon Asset Company Ltd. Paragon Holding SCS 2 Ltd.	99% 1%
Paragon Offshore Drilling AS	Norway	Paragon Offshore plc	100%
Paragon Offshore AS	Norway	Paragon Offshore Drilling AS	100%
Paragon Seillean AS	Norway	Paragon Offshore AS	100%
Paragon (Seillean) KS	Norway	Paragon Offshore AS Paragon Seillean AS	10% 90%
Frontier Drilling do Brasil Ltda.	Brazil	Paragon Seillean AS	100%
Paragon Offshore Drilling (Cyprus) Limited	Cyprus	Paragon Offshore Drilling AS	100%
Paragon Offshore USA Inc.	Delaware	Paragon Offshore Drilling AS	100%
Kulluk Arctic Services, Inc.	Delaware	Paragon Offshore USA Inc.	100%
Frontier Drilling Nigeria Limited	Nigeria	Paragon Offshore Drilling AS	100%
Paragon Offshore (Asia) Pte. Ltd.	Singapore	Paragon Offshore Drilling AS	100%
Paragon Offshore Sterling Ltd.	Cayman Islands	Paragon Offshore plc	100%
Paragon International Investment Limited	Cayman Islands	Paragon Offshore Finance Company	100%
Paragon Offshore Brasil Investimento E Participacoes Ltda.	Brazil	Paragon Offshore plc Paragon Holding SCS 2 Ltd.	99% 1%
Paragon Offshore Hungary Ltd.	Hungary	Paragon Offshore (Luxembourg) S.à r.l.	100%
Paragon Offshore (Canada) Ltd.	Alberta	Paragon Offshore Drilling LLC	100%
Bawden Drilling Inc.	Delaware	Paragon Offshore (Canada) Ltd.	100%
Bawden Drilling International Ltd.	Bermuda	Paragon Offshore (Canada) Ltd.	100%
Resolute Insurance Group Ltd.	Bermuda	Bawden Drilling International Ltd.	100%
Paragon Offshore (GOM) Inc.	Delaware	Paragon Offshore Drilling LLC	100%
Paragon Offshore Services LLC	Delaware	Paragon Offshore (GOM) Inc.	100%
Paragon Offshore Investment Ltd.	Cayman Islands	Paragon Offshore plc	100%
Paragon Offshore (Gibraltar) Limited	Gibraltar	Paragon Offshore Investment Ltd.	100%
Paragon Offshore Drilling Rig Construction S.à. r.l.	Luxembourg	Paragon Offshore (Gibraltar) Limited	100%

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Prospector Rig 6 Owning Company S.à r.l.	Luxembourg	Paragon Offshore Drilling Rig Construction S.à r.l.	100%
Prospector Rig 7 Owning Company S.à r.l.	Luxembourg	Paragon Offshore Drilling Rig Construction S.à r.l.	100%
Prospector Rig 8 Owning Company S.à r.l.	Luxembourg	Paragon Offshore Drilling Rig Construction S.à r.l.	100%
Prospector Offshore Drilling S.à r.l.	Luxembourg	Paragon Offshore plc	100%
Prospector Rig 1 Owning Company S.à r.l.	Luxembourg	Prospector Offshore Drilling S.à r.l.	100%
Prospector Rig 5 Owning Company S.à r.l.	Luxembourg	Prospector Offshore Drilling S.à r.l.	100%
Prospector Rig 1 Contracting Company S.à r.l.	Luxembourg	Prospector Offshore Drilling S.à r.l.	100%
Prospector Rig 5 Contracting Company S.à r.l.	Luxembourg	Prospector Offshore Drilling S.à r.l.	100%
Prospector Offshore Drilling (Singapore) Pte. Ltd.	Singapore	Prospector Offshore Drilling S.à r.l.	100%
Prospector Offshore Drilling (UK) Ltd.	United Kingdom	Prospector Offshore Drilling S.à r.l.	100%
Prospector Offshore Drilling Limited	Cyprus	Prospector Offshore Drilling S.à r.l.	100%
Prospector Support Services Inc.	Texas	Prospector Offshore Drilling S.à r.l.	100%
Prospector New Building S.à r.l.	Luxembourg	Prospector Offshore Drilling Limited	100%
Prospector Finance S.à r.l.	Luxembourg	Prospector Offshore Drilling Limited	100%
Prospector Finance II SA	Luxembourg	Prospector Finance S.à r.l.	100%
Prospector Finance Rig 1 S.à r.l.	Luxembourg	Prospector Finance II SA	100%

Except as otherwise disclosed above, the Applicant expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicant by virtue of their anticipated holdings of voting securities of the Applicant.  See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.  Directors and Executive Officers.

(a) The following tables list the names and offices held by all directors and executive officers of the Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Paragon Offshore plc, 3151 Briarpark Drive, Suite 700, Houston, Texas 77042.

Name	Office
Randall D. Stilley	President, Chief Executive Officer and Director (Principal executive officer)
Anthony R. Chase	Director
Thomas L. Kelly II	Director
John P. Reddy	Director
Dean E. Taylor	Director
William L. Transier	Director
David W. Wehlmann	Director
J. Robinson West	Director
Steven A. Manz	Senior Vice President and Chief Financial Officer (Principal financial officer)
William C. Yester	Senior Vice President - Operations
Lee M. Ahlstrom	Senior Vice President - Investor Relations, Strategy, and Planning
Andrew W. Tietz	Senior Vice President - Marketing and Contracts
Anirudha Pangarkar	Senior Vice President - Special Projects, Supply Chain and Maintenance
Todd D. Strickler	Vice President - General Counsel and Corporate Secretary
Julie A. Ferro	Vice President - Human Resources
Alejandra Veltmann	Vice President - Chief Accounting Office (Principal accounting officer)

(b) Following the Effective Date of the Plan, it is anticipated that the current members of the board of directors of the Applicant will remain, and one additional director may be designated by certain of the Claim Holders.

5.  Principal Owners of Voting Securities.

As of the date of this Application, no person is known to the Applicant to own 10% or more of the voting securities of the Applicant. It is not anticipated that any single person will own more than 10% or more of the voting securities of the Applicant following the Effective Date of the Plan.

UNDERWRITERS

6.  Underwriters.

(a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter for the Applicant’s 6.75% senior notes due 2022 and 7.25% senior notes due 2024 is listed below.

Name	Address
Deutsche Bank Securities Inc.	60 Wall Street New York, New York 10005
J.P. Morgan Securities LLC	383 Madison Avenue New York, New York 10179
Barclays Capital Inc.	35th Floor 200 Park Avenue New York, New York 10166
Citigroup Global Markets Inc.	388 Greenwich Street New York, New York 10013

Name	Address
Credit Agricole Securities (USA) Inc.	1301 Avenue of the Americas New York, New York 10019
Credit Suisse Securities (USA) LLC	Eleven Madison Avenue New York, New York 10010
HSBC Securities (USA) Inc.	452 Fifth Avenue New York, New York 10018
SunTrust Robinson Humphrey, Inc.	333 Peachtree Road, N.E. 10th Floor, South Tower Atlanta, GA 30326
Wells Fargo Securities, LLC	301 S. College Street Charlotte, NC 28288
Mitsubishi UFJ Securities (USA), Inc.	1633 Broadway, 29th Floor New York, New York 10019
Standard Chartered Bank	1095 Ave of the Americas New York, New York 10036
Santander Investment Securities Inc.	45 East 53rd Street New York, New York 10020
SMBC Nikko Securities America, Inc.	277 Park Avenue New York, New York 10172

(b) There is no proposed principal underwriter for the Securities that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.  Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of the date of this Application.

(i) Title of Class	Amount Authorized	Amount Outstanding
6.75% Senior Notes due 2022	$500,000,000	$500,000,000
7.27% Senior Notes due 2024	$580,000,000	$580,000,000
Ordinary Shares, par value of $0.01 per share	186,457,393 shares	87,370,701 shares

It is expected that upon consummation of the Plan, the Applicant’s capital structure shall be comprised of the Securities and the Ordinary Shares. The Ordinary Shares will be held by existing shareholders and Ordinary Shares will be issued, inter alia, to certain of the Applicant’s existing creditors.

(b) Each holder of Ordinary Shares of the Applicant, both prior to and subsequent to the Effective Date of the Plan, is entitled to one vote for each such Ordinary Shares held on all matters submitted to a vote of shareholders. Each Holder of Securities will be entitled to vote on all matters submitted to a vote of Security Holders, based on such Holder’s amount in interest in the Securities.

INDENTURE SECURITIES

8.  Analysis of Indenture Provisions.

The Securities will be subject to the Indenture to be entered into among the Applicant and U.S. Bank National Association, as trustee (the “Trustee”) to be entered into and dated on the Effective Date of the Plan. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture, filed as Exhibit T3C.1 herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Default

Failure to make payments on the Securities and a breach of any covenant by the Applicant are all of the defaults under the Indenture.

If a default occurs and is continuing and is known to the Trustee, the Trustee will mail to each Holder a notice of the default within 90 days after it occurs. Except for defaults in payments on the Securities, the Trustee may withhold from the Holders notice of any continuing default if the Trustee determines in good faith that withholding the notice is in the interest of the Holders.

(b) Authentication and Delivery of Securities; Application of Proceeds

At least one Officer shall execute the Securities on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Security no longer holds that office at the time a Security is authenticated, the Security shall nevertheless be valid.

A Security shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form as attached to the Indenture by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Security has been duly authenticated and delivered under this Indenture.

On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Officer, authenticate and deliver the Securities.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Company or an Affiliate of the Company.

There will be no proceeds from the issuance of the Securities because the Securities are being issued in exchange for the Claim Holders’ existing claims.

(c) Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Securities, when:

(1)          either

(A)        Securities that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B)         The final payment due on all Securities that have not been delivered to the Trustee for cancellation has become due and payable, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire obligations on the Securities not delivered to the Trustee for cancellation when due;

(2)          in respect of subclause (B) of clause (1), no default has occurred and is continuing with respect to such Securities on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any instrument to which the Company is a party or by which the Company is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other indebtedness, and in each case the granting of liens to secure such borrowings);

(3)          the Company has paid or caused to be paid all other sums payable by the Company under this Indenture with respect to such Securities;

(4)          the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Securities when due; and

(5)          no amounts are payable by the Company under the Indenture with respect to the Securities following the 2017 Payment Date.

In addition, the Company shall deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent to satisfaction and discharge have been satisfied.

(d) Evidence of Compliance with Conditions and Covenants

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, an Officers’ Certificate, certifying as to his or her knowledge of the Company’s compliance with all conditions and covenants under the Indenture. Upon any default by the Company under the terms of this Indenture, the Company shall deliver to the Trustee, within 15 days of the occurrence of such default, written notice of any events of which it is aware which would constitute a default hereunder, their status and what action the Company is taking or proposes to take in respect thereof. In addition, the Company will comply with all applicable obligations under Trust Indenture Act Section 314(a).

The chief financial officer of the Company will deliver to the Paying Agent, no later than the earlier of the 2016 Payment Date and the date payment, if any, is made in respect of any amount due on the 2016 Payment Date, a certificate certifying Consolidated EBITDA for the Company and its Subsidiaries, based on the Company’s audited consolidated financial statements for the 2016 Fiscal Year (which the Company shall prepare prior to delivery of the certificate relating to the 2016 Payment Date) and setting forth in reasonable detail the calculation of Consolidated EBITDA. The Company shall, not later than the 2016 Payment Date, either (i) file or furnish a report on Form 8-K, Form 10-Q or Form 10-K disclosing the Consolidated EBITDA for the 2016 Fiscal Year or (ii) issue a press release disclosing the Consolidated EBITDA for the 2016 Fiscal Year.

The chief financial officer of the Company will deliver to the Paying Agent, no later than the earlier of the 2017 Payment Date and the date payment, if any, is made in respect of any amount due on the 2017 Payment Date, a certificate certifying Consolidated EBITDA for the Company and its Subsidiaries, based on the Company’s audited consolidated financial statements for the 2017 Fiscal Year (which the Company shall prepare prior to delivery of the certificate relating to the 2017 Payment Date)and setting forth in reasonable detail the calculation of Consolidated EBITDA. The Company shall, not later than the 2017 Payment Date, either (i) file or furnish a report on Form 8-K, Form 10-Q or Form 10-K disclosing the Consolidated EBITDA for the 2017 Fiscal Year or (ii) issue a press release disclosing the Consolidated EBITDA for the 2017 Fiscal Year.

9.  Other Obligors.

Other than the Applicant, no other person is an obligor with respect to the Securities.

CONTENTS OF APPLICATION

This Application comprises:

(a)	Pages numbered 1 to 9, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Articles of Association of Paragon Offshore plc (incorporated by reference to Exhibit 3.1 to Paragon Offshore plc’s Quarterly Report on Form 10-Q filed on August 29, 2014)

Exhibit T3C.1	Form of Indenture of Paragon Offshore plc and the trustee for the Securities*

Exhibit T3D.1	Not Applicable

Exhibit T3E.1	Disclosure Statement relating to the Second Amended Joint Chapter 11 Plan of Paragon Offshore plc and its Affiliated Debtors, dated April 19, 2016*

Exhibit T3F.1
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto)*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Paragon Offshore plc, a company registered under the laws of England and Wales, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on April 21, 2016.

PARAGON OFFSHORE PLC

Attest:	By:	/s/ Steven A. Manz
Name:	Name:	Steven A. Manz
	Title:	Senior Vice President and Chief Financial Officer